EX-4 5 statementofpremiumpaid2017  STATEMENT OF PREMIUM PAID

The premium that has been paid under the Bond covers the period from March 17, 2017 to March 17, 2018, for an aggregate coverage amount of $250,000. The premium that has been paid for the period from March 17, 2017 to March 17, 2018.